June 26, 2007

Patrick Gilmore

Division of Corporation Finance

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Telecopier Number:             (202) 772-9210

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2006
Filed on February 28, 2007
File No. 000-29230

Dear Mr. Gilmore:

We are writing to respond to your letter to Take-Two Interactive Software, Inc. (the “Company”) dated  May 30, 2007 with respect to the Company’s Form 10-K for the Fiscal Year Ended October 31, 2006 (the “10-K”).

. . . . . .

Form 10-K for the fiscal year ended October 31, 2006 filed February 28, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

STAFF COMMENT:

1.               There are many instances where two or more sources of a material change have been identified in your MD&A discussion, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. distribution revenue, selling and marketing, general and administrative).  Tell us how you considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance.

COMPANY RESPONSE:

The disclosure requirements of Instruction 4 to Item 303(a) as interpreted by Section III. D of SEC release 33-6835 requires an analysis of changes from year-to year in financial statement line items where material and identification and quantification, including dollar amounts or percentages, of the extent of the contribution of each of two or more factors is necessary to an understanding of a material change.  When considering the guidance in preparing our MD&A for the fiscal year ended October 31, 2006, we provided quantification of certain revenue changes in tabular format preceding the discussion that you refer to and instead used the MD&A text to discuss the reasons for material change and any offsetting developments.

We recognize, however, that your comment suggests further quantification of changes in our results of operations may be necessary to fully comply with the Instruction and as a result, we have provided enhanced quantification in the MD&A text of our most recent Form 10-Q for the period ended April 30, 2007 (filed with the Commission on June 11, 2007) and will continue to provide this more robust quantitative discussions in our future filings.  We also respectfully propose to reflect your request for further quantification in our “Year Ended October 31, 2006 vs. Year Ended October 31, 2005” in our Form 10-K filing for the year ended October 31, 2007.

Note 1.  Basis of Presentation and Significant Accounting Policies

Software development costs, page 81

STAFF COMMENT:

2.               We note in your disclosure that you enter into agreements with third-party developers that require advance payments for game development and production services and that such agreements allow you to recover advance payments at an agreed royalty rate earned on subsequent retail sales of such software.  We also note that you capitalize these advance payments as software development costs subsequent to establishing technological feasibility.  Clarify the terms of these agreements.  In this regard, tell us whether the entire amount of the advance payments are recoverable based on royalties earned on subsequent sales or whether any amounts are considered actual software development costs.  Additionally, clarify how you determine whether advance payments made prior to and subsequent to technological feasibility should be expensed or capitalized.  In this regard, tell us how you consider the progress of the development of the software in determining whether to capitalize or expense payments made to the third party developer and how you considered the guidance in paragraph 7 of SFAS 86.

COMPANY RESPONSE:

We hold our third-party software developers to the same standards as our internal development studios.  We have established a checklist for our internal development studios that employs the criteria outlined in SFAS 86 — paragraphs 3-6 and, using the checklist, our management teams also review technological feasibility standards with our third-party development partners on a quarterly basis.  In addition, the management teams at our publishing labels conduct reviews for each of our titles in development on a more regular basis and affirm technological feasibility or any lack thereof.  In response to your comment, we respectfully submit the following language, shown in bold italics below, to enhance our overall disclosure for software development costs.  We incorporated this enhanced disclosure into our Form 10-Q for the second quarter ended April 30, 2007, filed on June 11, 2007 under the caption “Critical Accounting Policies and Estimates” in Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations and will continue to include such language in all future filings

Software Development Costs

We utilize both internal development teams and third-party software developers to develop the titles we publish.

We capitalize internal software development costs (including stock-based compensation, specifically identifiable employee payroll expense and incentive compensation costs related to the completion and release of titles), third-party production and other content costs, subsequent to establishing technological feasibility of a software title. Technological feasibility of a product includes the completion of both technical design documentation and game design documentation. Amortization of such capitalized costs is recorded on a title-by-title basis in cost of goods sold (software development costs) using (1) the proportion of current period revenues to the total revenues expected to be recorded over the life of the title or (2) the straight-line method over the remaining estimated useful life of the title, whichever is greater.

We have established an internal royalty program that allows certain of our employees to participate in the success of software titles that they assist in developing. Royalties earned by employees under this program are recorded to cost of goods sold as they are incurred.

We frequently enter into agreements with third-party developers that require us to make advance payments for game development and production services. In exchange for our advance payments, we receive the exclusive publishing and distribution rights to the finished game title as well as, in some cases, the underlying intellectual property rights. Such agreements allow us to fully recover the advance payments to the developers at an agreed royalty rate earned on the subsequent retail sales of such software, net of any agreed costs. We capitalize all advance payments to developers as software development. On a product-by-product basis, we reduce software development costs and record a corresponding amount of research and development expense for any costs incurred by third-party developers prior to establishing technological feasibility of a product. We typically enter into agreements with third-party developers after completing the technical design documentation for our products and therefore record the design costs leading up to a signed developer contract as research and development expense. We also generally contract with third party developers that have proven technology and experience in the genre of the software being developed, which often allows for the establishment of technological feasibility early in the development cycle. In instances where design and technology are not in place prior to an executed contract, we monitor the software development process and require our third-party developers to adhere to the same technological feasibility standards that apply to our internally developed products.

We capitalize advance payments as software development costs subsequent to establishing technological feasibility of a software title and amortize them, on a title-by-title basis, as royalties in cost of goods sold. Royalty amortization is recorded using (1) the proportion of current period revenues to the total revenues expected to be recorded over the life of the title or (2) the contractual, revenue based royalty rate defined in the respective agreement, whichever is greater. At each balance sheet date, we evaluate the recoverability of advanced development payments and any other unrecognized minimum commitments that have not been paid. To the extent that advance payments are deemed unrecoverable, they are charged to cost of goods sold in the period in which such determination is made.

At each balance sheet date, or earlier if an indicator of impairment exists, we evaluate the recoverability of capitalized software costs using an undiscounted future cash flow analysis, and charge any amounts that are deemed unrecoverable to cost of goods sold. We use various measures to estimate future revenues for our software titles, including past performance of similar titles and orders for titles prior to their release. For sequels, the performance of predecessor titles is also taken into consideration.

Impairment of Long-Lived Assets. page 83

STAFF COMMENT:

3.               We note in your disclosure that during fiscal 2006, you closed three of your development studios, ceased the development of certain software titles which resulted in recording an impairment charge and wrote-off certain fixed assets, trademarks and other assets.  We also note on page 41 that you reduced headcount by 194 employees which resulted in the recorded of severance and other charges and relocated your international headquarters in Switzerland.  Tell us how you considered including the disclosures noted in paragraph 20 of SFAS 146 in your financial statements related to these charges.

COMPANY RESPONSE:

We separated the costs associated with our 2006 studio closures and business review plans into two accounting classifications.  Impairments of intangible assets and abandonment of fixed assets were recorded in accordance with the provisions of SFAS 144.  Severance, contract termination and relocation costs were accounted for in accordance with the provisions of SFAS 146.

In total, we recorded $7.6 million of costs in connection with SFAS 146, of which $0.8 million of severance and lease obligation costs remained accrued as of October 31, 2006.  Our exit and business review activities were substantially complete as of October 31, 2006.

We were able to make our initial cost estimates with a high degree of certainty and as a result, no material adjustments were made to the costs recorded or our liability balances in the 2006 period.  In considering the provisions in paragraph 20 of SFAS 146, we determined these charges and related liability balances to be quantitatively and qualitatively immaterial to our financial condition and results of operations  as of and for the year ended October 31, 2006 and therefore do not believe that a rollforward of the beginning and ending liability balances is required.

Revenue Recognition. page 67

STAFF COMMENT:

4.                                       We note on page 9 that you include online capability features in certain titles that permit users to play against one another on the Internet.  Tell us whether these online capability features are being hosted on your internal servers or third party servers.  If these features are being hosted on your internal servers, tell us how you are recognizing revenues related to these on-line services including the accounting guidance you considered in recording revenue.  Additionally, tell us whether you receive or pay a fee to any third-parties for including such online capability features in your titles and if so, tell us the amount of fees paid or received for each period presented.

COMPANY RESPONSE:

Although we design certain of our games with online functionality, we do not host such functionality on company owned servers and do not provide post purchase customer support for such functionality.  We also do not accept and do not currently intend to accept returns of packaged goods games due to a consumer’s inability to play a game online.

Certain features, such as multi-player functionality, are developed to enable single console play or multi-player gaming on a peer-to-peer network over the Internet.  The difference between the single player and multi-player formats requires very little modification on the part of the software developer and the cost of developing the peer-to-peer functionality is negligible.  As a result, we have not historically charged for or ascribed value to such feature.  Furthermore, Internet access is not a prerequisite to play the games that we develop or publish.  We consider such features, which generally entail chat services and leader-board statistics, to be of de minimis value to consumers and use them as a means of marketing and promoting our products to a wider audience.

Based on compiled statistics, we have found online services for our games to be only intermittently utilized and such services have achieved relatively low levels of acceptance by game purchasers. According to data compiled by the Organization for Economic Co-operation and Development, approximately 22% of U.S. households have the broadband internet connection needed for online gameplay as of June 2006.

As a result of the above, we have deemed the online services offered with our packaged games to be incidental to the overall product offerings.  Under SOP 97-2 and EITF 00-3 if the software (supporting online connectivity) is not able to be downloaded on the consumer’s computer, then revenue recognition for the online component is determined by EITF 00-21 because it is considered a service.  EITF 00-21 requires that transactions containing multiple elements of revenue be evaluated for separability.  Generally, when multiple revenue elements cannot be separated into their respective fair values, revenue should be recognized on a straight-line basis over the term of a stated contract or the projected life of a product.  We are not able to ascribe a separate value to online components of our games; however, based on the metrics described above, we have determined that online gameplay functionality is an insignificant deliverable and that the predominant deliverable is the game (the encoded software product) itself. As a result, we determined that deferring revenue recognition for such online features would be inappropriate until such time that online functionality plays a greater role in the consumer experience and the overall functionality and necessity of gameplay.

We intend to continue to evaluate the contribution that online capability makes to our products in the future.

We pay minimal fees to lease third party server space where online gameplay can be conducted.  Because our server hosting providers also provide us with other services, we are unable to determine, with precision, the amount that we paid for including online capability in our products; however we believe it was less than $100,000 for the year ended October 31, 2006.

STAFF COMMENT:

5.                                       We also note on page 9 that some of your titles also include the ability to download additional content including product features and software updates as well as static and in-game advertising.  Tell us how you are accounting for such in-game advertising and how the downloadable content you offer affects your ability to recognize revenue upon the sale to your distributors or resellers.  As it relates to the downloadable content, tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade.  Additionally, tell us how your accounting complies with SOP 97-2.

COMPANY RESPONSE:

In-game advertising accounted for $2.2 million of our net revenue in the year ended October 31, 2006.  Static (or fixed) in-game advertising, which comprised $1.9 million of this amount, is sold prior to or during the development process of each game and is programmed directly into the game by our developers.   Our in-game advertising agreements are executed either directly with advertisers or with advertising agencies.

When we deal directly with advertisers, we generally charge a fixed fee for ad placements in our software products.  In return, we generally provide the advertiser with a guarantee to sell a minimum number of software units to consumers.  Prior to release of the software, we record any upfront payment received from the advertiser as deferred revenue.  If applicable, we delay the recognition of revenue until we meet the minimum number of units that we agreed to sell to consumers.  In the absence of a minimum unit guarantee, we recognize revenue upon product release, at which time all of our performance obligations are met. In some circumstances, our static in-game advertising contracts obligate us to provide a credit or refund of advanced advertising fees on a pro-rata basis when minimum product guarantees are not met.  In those instances we record the advertising revenue on a per unit sold basis up to the guaranteed minimum amount.

Our contracts with advertising agencies for static advertising placement often require the agencies to guarantee a minimum amount of ad placement revenue to us on a product-by-product basis.  After such minimum revenue threshold is met, we typically share a portion of the agencies’ gross placement fees.  We record revenue for agency-placed static advertising when the agency reports their placement fees to us as earned, and subsequent to us meeting any minimum unit sale guarantee.  Similar to when we deal directly with advertisers, our agency contracts sometimes obligate us to provide a credit or refund of any advanced advertising fees (recorded as deferred revenue when received) on a pro-rata basis when minimum product sales guarantees are not met.  In those instances we record the advertising revenue on a per unit sold basis up to the guaranteed minimum amount.

Dynamic in-game advertising, or in-game advertisements delivered over an online connection, accounted for $0.3 million of our net revenue in the year ended October 31, 2006.  As such, this revenue was considered immaterial to our statements of operations for the year ended October 31, 2006; however it is expected to increase in future periods.  We use specialized advertising agencies to place all of the dynamic advertising in our games because it requires specific tracking technology and ad delivery systems.  Our contracts generally require us to guarantee, on a product-by-product basis, a minimum number of units sold to consumers.  In return, our advertising agencies guarantee a minimum amount of ad placement revenue to us.  After such minimum revenue threshold is met, we typically share a portion of the agencies’ gross placement fees.  We record revenue for agency-placed dynamic advertising when the agency reports it to us as earned, and subsequent to us meeting any minimum unit sale guarantee.

Certain of our games developed for the Xbox360 include functionality that allows consumers to download add-on features through a subscription to Microsoft’s Xbox Live digital distribution service.  Such downloadable content or service is never requisite to play our games, but instead can be purchased to enhance gameplay on a when and if available basis.  Similar to other digital distributors, Microsoft periodically reports download and product sales information to us which we then use to recognize revenue at a contractual per-download royalty rate.

STAFF COMMENT:

6.               We note that you earn revenue from the distribution of third party software, hardware and accessories.  Tell us the nature and terms of your distribution arrangements and tell us whether you record revenue earned from these arrangements on a gross or net basis and provide the reasons for your conclusions.  In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

COMPANY RESPONSE:

We procure products from our suppliers, primarily using purchase orders.  In addition, we periodically enter into agreements with suppliers that provide us exclusive distribution rights to certain products.  Our distribution contracts require us to secure title of products from various hardware manufacturers and software publishers, which we then warehouse and, in certain cases, package if necessary.

We record revenue earned in connection with the distribution of third party software, hardware and accessories on a gross basis.  We believe that the most important indicators detailed in paragraphs 7 through 17 of EITF 99-19 that support our decision to record revenue at gross amounts relate to the amount of risk we undertake in purchasing products from our suppliers and reselling to customers.  With the exception of game console manufacturers, we have multiple suppliers for our products and have the ability to exercise discretion during the supplier selection process.  We bear general inventory risk by taking title and warehousing supplier products in advance of receiving customer orders.  We develop our own forecasts for consumer demand for the products that we purchase.  Our suppliers do not guarantee returns for unsold products.

We are the primary obligor to our customers in our distribution arrangements and we are responsible for customer fulfillment, including acceptability of the product by the customer.  In addition, we bear credit risk.  Our supplier contracts require us to make payment for product inventory regardless of whether our sales price to retailers is fully collected.  We are not reimbursed by our suppliers in the event of non-collection.  We also determine the price of the products we sell to customers.

Based on the information set forth above, we concluded that the factors indicating gross revenue reporting significantly outweigh the factors for net revenue reporting, as they apply to our distribution arrangements. The indicators of net revenue reporting described in paragraphs 12 through 17 of EITF 99-19 were not applicable to our distribution arrangements,

Consideration Given to Customers and Received from Vendors. page 85

STAFF COMMENT:

7.                                       We note that you offer certain incentives including cooperative advertising, market development funds, among others, to your retailers and distributors and that you recognize these incentives as a reduction of revenue when revenue is recognized with the exception of cooperative advertising if there is a separate identifiable benefit and the benefit’s fair value can be established.  Clarify the terms of your incentive programs including whether the incentives are provided to your retailers and distributors based on a cumulative level of revenue transactions or provided as a result of a single exchange transaction and how your method of recognition complies with EITF 01-9.

COMPANY RESPONSE:

We provide various incentives to our retailers and distributors including market development funds and cooperative advertising, primarily based on single exchange transactions. We do not provide incentives based on cumulative level of purchases or pay up-front non-refundable cash payments. For the year ended October 31, 2006, we incurred approximately $24 million of cooperative advertising costs, of which we recorded approximately $12 million to operating expenses (marketing and promotion) because we deemed it a sufficiently separable cost, based on a history of comparable transactions, in accordance with the provisions of paragraph 9 of EITF 01-9.  The remaining incentives provided were treated as a reduction to net revenue because the consideration that we paid exceeded our estimate of fair value or we were not able to sufficiently determine a separate identifiable benefit for their consideration.

In response to your comment, we respectfully submit the following language for inclusion in our future filings in order to clarify the terms of our incentive programs to our retailers and distributors and enhance our overall disclosure for our significant accounting policies.

“The Company has various marketing arrangements with retailers and distributors of its products that provide for cooperative advertising and market development funds, among others, which are generally based on single exchange transactions. Such amounts are accrued as a reduction to revenue when revenue is recognized, except for cooperative advertising which is included in selling and marketing expense if there is a separate identifiable benefit and the benefit’s fair value can be established.”

STAFF COMMENT:

8.                                       We also note that you receive incentives from manufacturers which are accounted for as a reduction in the price of the manufacturer’s product and included as a reduction of inventory or cost of goods sold.  Similar to the above comment, clarify the terms of these programs including whether the incentives are provided to you based on a cumulative level of purchases or whether such incentives are provided up-front and how your method of recognition complies with EITF 02-16.

COMPANY RESPONSE:

We receive various incentives from manufacturers including manufacturing royalty rebates based on cumulative level of purchases and up-front cash payments.  Depending on the exact terms of the contract, we typically cannot sufficiently separate the identified benefit from the purchase and therefore, we do not record these royalty rebates as revenue.  In accordance with paragraph 5 of EITF 02-16, we treat these incentives as a reduction to cost of goods sold.  Paragraph 7 of EITF 02-16, states that for incentives which require a specified cumulative level of purchases, the recognition should be based on a systematic and rational allocation. As such, we record the manufacturing royalty rebates as a reduction of cost of goods sold based on (1) a ratio of current period net revenue to the total net revenue expected to be recorded over the remaining life of a software title or (2) agreed upon rebate per unit based on actual units manufactured during the period. For the up-front cash bonuses, we initially record a liability and subsequently recognize a pro-rata portion of the rebate as a reduction of cost of goods sold based on a ratio of current period sales to total sales expected to be recorded over the remaining life of the title.

In response to your comment, we respectfully submit the following language for inclusion in our future 10-K filings in order to clarify the terms of our manufacturer’s incentive programs and enhance our overall disclosure for our significant accounting policies.

“The Company receives various incentives from its manufacturers including up-front cash payments as well as rebates based on a cumulative level of purchases. Such amounts are generally accounted for as a reduction in the price of the manufacturer’s product and included as a reduction of inventory or cost of goods sold, based on (1) a ratio of current period net revenue to the total net revenue expected to be recorded over the remaining life of the product or (2) an agreed upon per unit rebate based on actual units manufactured during the period.”

Note 11. Legal and Other Proceedings, page 102

STAFF COMMENT:

9.                                       We note your disclosures beginning on page 102 with regards to the pending litigations against the Company.  Tell how you considered paragraph 9 and 10 of SFAS 5 with regards to including a discussion or disclosure of any loss contingencies accrued and if no accruals have been made for a case pending, tell us how you considered disclosing an estimate of the possible loss or range of loss or providing a statement that such an estimate cannot be made.  Additionally, provide us with the amounts accrued, by case, for each year presented.

COMPANY RESPONSE:

We did not accrue any amounts related to the pending litigation matters disclosed in our Form 10-K for the year ended October 31, 2006 because we either (i) did not believe it was probable that we would incur a loss or (ii) we were not able to estimate a potential loss.  In addition, in each case, we were unable to estimate an accurate range of possible losses related to these matters.

In future filings, we intend to continue to disclose the amount, or range, of reasonably possible losses to the extent such losses are estimable and material to our financial condition. In instances in which we deem the amount, or range, of reasonably possible losses not to be material, we intend to state so. Additionally, in those instances in which we are unable to estimate the amount, or range, of reasonably possible losses for our significant litigation matters, we intend to state so.

***

As requested in the Staff’s May 30, 2007 comment letter, Take-Two Interactive Software, Inc. hereby acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in the filings listed above;

•                  Staff comments, or changes in disclosure to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response addresses the Staff’s concerns raised in its May 30, 2007 comment letter. We look forward to discussing any remaining items of concern with the Staff as soon as possible. If you have any questions, please do not hesitate to contact me at (646) 536-3003.

Sincerely,

/s/ Lainie Goldstein

Lainie Goldstein

Chief Financial Officer

cc:                                Ben Feder
Take-Two Interactive Software, Inc.

                                               Adam J. Kansler
Proskauer Rose LLP